Overview of Updates – November 2024

- Schedule A – Principals updated on "Form A Sch A re Q18" tab:
  - Jonathan Lewis removed as a principal
  - John Tierney amended to CEO (previously COO)
  - Aubrey Lomas and Leigh Cleasby added as principals
  - Form A Tab 1, Q18: Updated to 17
- Exhibit 99.36 (7-R Information):
  - NFA ORS system / 7-R Information has been automatically updated to reflect changes in Principals.